Franklin Templeton

100 Federal Street

Boston, MA 02110

September 29, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: David Manion

Re:  Comments on public filings with the Securities and Exchange Commission (the “Commission”) for each of the registered investment companies and series thereof identified on Exhibit A hereto (each, a “Fund” and collectively, the “Funds”)

Dear Mr. Manion:

This letter responds to the comments that you provided by videoconference to Kevin Blatchford, Lindsey Hicks, Venice Monagan, and Jeff White of Franklin Templeton, representing Franklin Advisers, Inc. and Putnam Investment Management, LLC, together, the investment managers to the Funds (together, the “Investment Manager”), and Elizabeth Madsen of Ropes & Gray LLP, counsel to the Funds, on behalf of the staff of the Commission (the “Staff”) on July 9, 2025, regarding the annual reports of the Funds on Form N-CSR for their fiscal years ended between April 30, 2024 and July 31, 2024. For convenience of reference, I have summarized each of the Staff’s comments before the Funds’ response.

1.

Comment: The Staff notes that Item 16(b) of Form N-CSR has been answered with “not applicable.” The Staff notes that this Item is typically answered with negative assurance rather than “not applicable.” Please explain supplementally why this Item has been answered with “not applicable.”

Response: Item 16(b) of Form N-CSR states, “Disclose any change in the registrant’s internal control over financial reporting (as defined in Rule 30a 3(d) under the Act (17 CFR 270.30a-3(d)) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” Our “Not applicable” response was intended to note that there is no response required because there have not been any reportable changes in internal control for a registrant. Going forward (where there is no change to disclose) the response will be answered as shown below.

There were no changes in the Registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the period covered by this report that have materially affected or are likely to materially affect the Registrant’s internal control over financial reporting.

2.

Comment: The Staff notes that during the period covered by the reports, there was a change of control of the Funds’ prior investment adviser which required the approval of new advisory and sub-advisory contracts. Please supplementally explain how the changes in advisory and sub-advisory contracts are not considered a change in internal controls over financial reporting.

Response: We do not believe that the change in control of the Funds’ prior investment adviser or the related new advisory and sub-advisory contracts during the period constituted a change in internal controls over financial reporting. On January 1, 2024, a subsidiary of Franklin Resources, Inc. (“Franklin Templeton”) acquired Putnam U.S. Holdings I, LLC and its subsidiaries, including Putnam Investment Management, LLC and Putnam Investments Limited (the “Transaction”). Upon consummation of the Transaction, each Putnam entity, including the Funds’ adviser and sub-advisers, was unchanged, including the personnel and procedures overseeing internal controls over financial reporting. We note that there was no change in senior management of the advisory organization or in the portfolio managers responsible for the day-to-day management of the relevant funds immediately prior to, and immediately after, the effectiveness of the new contracts, nor was there any change in the nature and level of the advisory and administrative services or supervision thereof provided pursuant to the contracts. Therefore, the substantive internal controls over financial reporting did not change as a result of the change in control of the Funds’ prior investment adviser.

3.

Comment: The Staff notes that responses to Item 11 of Form N-CSR state “Included in Item 7 above.” Please instead refer readers to the specific shareholder report where the “Statement Regarding the Basis for Approval of the Investment Advisory Contract” is included. For example, N-CSR filings for Funds with an April 30 fiscal year end should refer readers to the applicable Fund’s N-CSRS filing for this discussion.

Response: We confirm that such a reference will be included in future filings, as shown below.

The information is disclosed as part of the Financial Statements included in Item 7 of this Form N-CSR or the Registrant’s last-filed Form N-CSR, as applicable.

4.

Comment: With respect to Funds holding fixed income securities, the Staff notes disclosure under the “Note 1: Significant accounting policies” heading stating that interest income, including amortization and accretion of premiums and discounts on debt securities, if any, is recorded on the accrual basis. Please confirm supplementally that the effective interest method is utilized.

Response: We confirm that the effective interest method is used for the applicable Funds’ amortization and accretion policies.

5.

Comment: The Staff notes disclosure included at the end of “Note 3: Purchases and sales of securities” stating, “The fund may purchase or sell investments from or to other Putnam funds in the ordinary course of business, which can reduce the fund’s transaction costs, at prices determined in accordance with SEC requirements and policies approved by the Trustees. During the reporting period, purchases or sales of long-term securities from or to other Putnam funds, if any, did not represent more than 5% of the fund’s total cost of purchases and/or total proceeds from sales.” Please (a) confirm whether this disclosure is referring to Rule 17a-7 transactions; and (b) if so, explain how certain funds (for example, fixed income funds) are allowed to participate in these transactions. The Staff notes that it would not expect a fixed income fund to be able to participate in Rule 17a-7 transactions at this time.

Response: Registrants confirm that the above-referenced disclosure refers to Rule 17a-7 transactions. Registrants participate in Rule 17a-7 transactions only in accordance with requirements of Rule 17a-7 and related SEC Staff guidance, as well as in accordance with the Registrants’ applicable Rule 17a-7 policies and procedures. As an example, Registrants may purchase and sell variable rate demand notes in Rule 17a-7 transactions in reliance on SEC Staff no-action relief (see, Benham California Tax-Free and Municipal Funds, SEC No-Action Letter (June 30, 1995)).

6.

Comment: With respect to the disclosure referenced in Comment #5 above, please explain why a 5% threshold is used with respect to the reporting of affiliated transactions. The Staff notes that Regulation S-X and U.S. GAAP require the disclosure of all affiliated transactions and notes further that the materiality threshold is typically 0%.

Response: We agree that for affiliated transactions a materiality threshold is not normally considered. For any future Form N-CSR filings, all interfund trades made in accordance with the requirements of Rule 17a-7 will be disclosed within the financial statement footnotes.

7.

Comment: With respect to the stub and semiannual period financial highlights, the Staff notes that expense ratios provided are not annualized. The Staff notes that per ASC 946-205-50-10, expense ratios are generally annualized for periods less than one year. Please explain why the expense ratios for the stub and semiannual periods are not annualized.

Response: The Registrants respectfully note that the annualization of net investment income and expense ratios is not a requirement of U.S. GAAP as ASC 946-205-50-10 states only that these items are “generally annualized” for periods less than one year. Additionally, Instruction 1(a) to Item 13 of Form N-1A states that “a Fund may annualize ratios” but does not require this approach. The Putnam Funds have historically not annualized either of these ratios because of potential one-time true up entries orthe timing of receipt of income, which could skew the annualization of a six-month or stub period ratio. However, with consideration for comparability between semi-annual and annual ratios, the Putnam Funds will present annualized net investment income and expense ratios within the financial highlights going forward.

8.	Comment: Please ensure all filings on Form N-CEN are complete and accurate in future filings. The Staff notes that the Legal Entity Identifier (LEI) must be reported for each Fund.

Response: The Registrant undertakes to ensure that all future filings on Form N-CEN will be complete and accurate.

9.	Comment: Please explain why summary prospectuses have not been posted on the website for the Funds that are a series of Putnam Target Date Funds.

Response: We do not currently produce summary prospectuses for the Funds that are a series of Putnam Target Date Funds because full statutory prospectuses are provided to retirement plan administrators and as such have not posted summary prospectuses for those Funds on the website.

10.

Comment: The Staff notes that the Statement of Operations for certain of the Funds that are a series of Putnam Target Date Funds reflect negative expenses due to the operation of waivers. Please discuss the accounting conclusion for excess expense presentation. Please include in your response analysis citing U.S. GAAP, where appropriate, and considerations from the Dear CFO Letter dated November 1, 1994 (IM-DCFO 1994-01) and/or the AICPA Expert Panel Minutes from May 2022 and July 2022. Please confirm whether the Funds’ Investment Manager reimburses affected Funds for negative expenses.

Response: Acquired fund fees and expenses (AFFE) are the expenses of affiliated underlying funds in which the Target Date Funds invest and are borne indirectly by the Target Date Funds. The Target Date Funds’ Investment Manager has agreed to waive fees or, reimburse expenses of, or reimburse each Target Date Fund in an amount equal to the Fund’s AFFE. . The Investment Manager has also agreed to waive fees and/or reimburse expenses of each class of shares of each Target Date Fund in an amount sufficient to result in total annual fund operating expenses at a certain percentage (this percentage varies by share class) of the Fund’s average net assets. When the AFFE waiver/reimbursement amount (as a percentage of the Fund’s average net assets) is greater than a contractual expense cap (as a percentage of the Fund’s average net assets), this can result in total waivers/reimbursements in excess of the Target Date Fund’s direct (capped) expenses, i.e., negative expenses. However, these are expected to be immaterial to the Funds’ expense ratios.

Our understanding based on the Dear CFO Letter and AICPA Expert Panel materials is that registrants should present the amount of the reimbursement in the financial statement section most closely associated with the reimbursement and should support such presentation with appropriate disclosure.

As such, we believe that the existing approach of presenting these contractual reimbursements as expense waivers, along with the class-specific expense limitations for the Target Date Funds, is consistent with the approach taken in the Annual Fund Operating Expense tables included in the Funds’ prospectuses and is consistent with Instruction 3 to Item 3 of Form N-1A. We believe a shareholder, when looking at the prospectus, would expect the waiver impact in the financial highlights to correspond to the waiver presented in the Annual Fund Operating Expenses table. We also believe that this connection is significant and that reclassifying any amount of AFFE waiver would create confusion for a reader and result in inconsistent treatment of similar agreements across classes of shares and funds.

The Target Date Funds will add additional disclosure (see below) as a footnote to the net expense ratio for each fund’s financial highlights. We believe this approach will keep the treatment of all contractual waivers consistent within the Statement of Operations and provide enhanced disclosure around what is driving the negative expense ratios for certain classes of shares, while also keeping the connection for the reader between the expense ratio in the financial highlights and the Annual Fund Operating Expenses in a Fund’s prospectus.

Management fees paid by the Fund are waived on assets invested in the Underlying Funds. The net expense ratio is negative as a result of this waiver.

The Target Date Funds will also add additional disclosure within the financial statement footnotes to help explain the current and potential future situations where negative total expense amounts may appear in the Statement of Operations due to significant investments in certain classes of shares.

For example, based on the Annual Report on Form N-CSR of Putnam Retirement Advantage 2065 Fund for the period ended August 31, 2024, 57% of the Fund’s shareholders invested in Class A shares, which carries a 0.20% net expense ratio. The Fund’s Class R6 shareholders, which have a (0.15)% expense ratio, account for only 24% of the outstanding shares. Though Class R6 shares have negative expenses, those negative amounts are offset by the positive net expenses of the more plentiful Class A shares, resulting in the Statement of Operations reflecting positive net expenses. Putnam Retirement Advantage 2060 Fund, on the other hand, has 89% of its shareholders invested in Class R6 shares according to the Annual Report on Form N-CSR for the period ended August 31, 2024. As a result, due to Class R6’s (0.16)% net expense ratio, the Statement of Operations reflects negative net expenses.

Below is the additional disclosure that will be added to the financial statement footnotes to explain the potential impact of concentrated investments in specific classes of shares.

For certain Funds, and specific classes of shares within those Funds, the acquired fund fee and expense waiver may exceed the contractually capped net expense ratio of a share class, resulting in a negative net expense ratio for that share class. When there is a significant concentration of shareholder investments in share classes with negative net expense ratios, this may result in negative total expenses, as disclosed in the Statement of Operations.

11.

Comment: With respect to the Putnam Ultra Short MAC Series, the Staff notes that the Fund has recorded negative expenses. Please explain why the expenses of the Fund are anything other than zero given how the expense offset arrangement operates. Shouldn’t the Investment Manager be waiving expenses after the operation of the expense offset?

Response: The Statement of Operations within the Annual Report on Form N-CSR of Putnam Ultra Short MAC Series for the period ended July 31, 2024, presents an immaterial amount of negative net expenses, which is made up of custody credits (expense offset arrangements) and the costs allocated to the fund related to the line of credit agreement. Both of these items were excluded from the calculation of total expenses when applying the 0.00% total expense limitation.

12.

Comment: Please explain how for certain Funds, the Financial Statements reflect negative expense ratios. Please address the requirements of Form N-1A, Regulation S-X and other relevant guidance in your response. Please confirm whether the Investment Manager is reimbursing the applicable Funds for these amounts.

Response: With respect to the Putnam Target Date Funds under review (which have negative expense ratios for certain of their classes), the expense ratios for each class are calculated in accordance with Form N-1A Item 13(4)(b), which instructs registrants to “calculate the ratio of expenses to average net assets using the amount of expenses shown in the fund’s statement of operations for the relevant fiscal period.” Within the Statement of Operations, for each of these Funds, we have treated both the class specific expense limitation as well as the acquired fund fee and expense (AFFE) waiver in a consistent fashion by including them as offsets to the total operating expenses of each Fund. A negative expense ratio in the financial highlights may result because AFFE are not included as operating expenses of the Fund. However, given that Instruction 3(d) to Item 3 of Form N-1A instructs a registrant to “base the percentages of “Annual Fund Operating Expenses” on amounts incurred during the Funds’ most recent fiscal year” and any expense waivers, as required by Instruction 3(e) to Item 3 of Form N-1A, would also be included in the Annual Fund Operating Expenses table, we believe that a shareholder would expect that there should be consistency between how expense waivers are treated within the financial highlights and how expense waivers are treated within the Annual Fund Operating Expense table in a Fund’s prospectus. For these reasons, we believe continuing to treat both the class-specific expense limitations and AFFE waivers as offsets to expenses is the correct approach to minimize shareholder confusion.

We will add additional disclosure (see below) to each Fund’s financial highlights footnotes, as applicable.

Management fees paid by the Fund are waived on assets invested in the Underlying Funds. The net expense ratio is negative as a result of this waiver.

In situations where the waiver results in a negative expense, the Investment Manager reimburses the entire amount of the waiver to the Fund.

13.

Comment: With respect to Putnam Ultra Short MAC Series, the Staff notes disclosure under the heading “Offering costs” in Note 1 to the Financial Statements stating, “The offering costs of $187,536 have been fully amortized on a straight-line basis over a twelve-month period.” Please explain why this amount still appears in the Fund’s Statement of Assets and Liabilities as a liability as of July 31, 2024 (fourteen months after the Fund’s launch).

Response: Typically, these costs would be paid within a 12-month period. The Fund finalized the payment of these fees on July 16, 2025.

I believe this letter addresses the Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan

Senior Corporate Counsel

Franklin Templeton

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Elizabeth L. Madsen, Esq., Ropes & Gray LLP

Exhibit A

GEORGE PUTNAM BALANCED FUND

PUTNAM TAX FREE INCOME TRUST

-	Putnam Strategic Intermediate Municipal Fund

-	Putnam Tax-Free High Yield Fund

PUTNAM PREMIER INCOME TRUST

PUTNAM SUSTAINABLE LEADERS FUND

PUTNAM INTERNATIONAL EQUITY FUND

PUTNAM INVESTMENT FUNDS

-	Putnam Large Cap Growth Fund

-	Putnam Research Fund

PUTNAM FUNDS TRUST

-	Putnam International Value Fund

-	Putnam Small Cap Growth Fund

-	Putnam Short Term Investment Fund

-	Putnam Ultra Short Duration Income Fund

-	Putnam Ultra Short MAC Series

PUTNAM ETF TRUST

-	Putnam BDC Income ETF

-	Putnam BioRevolution ETF

-	Putnam ESG Core Bond ETF

-	Putnam ESG High Yield ETF

-	Putnam ESG Ultra Short ETF

-	Putnam PanAgora ESG Emerging Markets Equity ETF

-	Putnam PanAgora ESG International Equity ETF

PUTNAM TARGET DATE FUNDS

-	Putnam Sustainable Retirement 2025 Fund

-	Putnam Sustainable Retirement 2030 Fund

-	Putnam Sustainable Retirement 2035 Fund

-	Putnam Sustainable Retirement 2040 Fund

-	Putnam Sustainable Retirement 2045 Fund

-	Putnam Sustainable Retirement 2050 Fund

-	Putnam Sustainable Retirement 2055 Fund

-	Putnam Sustainable Retirement 2060 Fund

-	Putnam Sustainable Retirement 2065 Fund

-	Putnam Sustainable Retirement Maturity Fund

-	Putnam Retirement Advantage 2025 Fund

-	Putnam Retirement Advantage 2030 Fund

-	Putnam Retirement Advantage 2035 Fund

-	Putnam Retirement Advantage 2040 Fund

-	Putnam Retirement Advantage 2045 Fund

-	Putnam Retirement Advantage 2050 Fund

-	Putnam Retirement Advantage 2055 Fund

-	Putnam Retirement Advantage 2060 Fund

-	Putnam Retirement Advantage 2065 Fund

-	Putnam Retirement Advantage Maturity Fund